NovaStar Financial, Inc.

2114 Central Street, Suite 600

Kansas City, MO 64108

816.237.7000

December 10, 2008

Ms. Jessica Barberich

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

VIA Facsimile (202.272.9210) and Overnight Mail

Re:	NovaStar Financial, Inc.

Form 10-K for the year ended December 31, 2007

Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008

File No. 1-13533

Dear Ms. Barberich:

NovaStar Financial, Inc. (the “Company”) is writing this letter in response to a verbal request from the staff of the Securities and Exchange Commission (the “Staff” or the “Commission”).

During a teleconference on November 24, 2008, the Staff asked the Company if it had performed an analysis of the expected future benefit of the derivatives in the NHES 2007-1 securitization transaction as of June 30, 2008 excluding any market factors and conditions occurring subsequent to the inception of the loan securitization. Furthermore, if the Company had performed this analysis, the Staff asked if the analysis supports the Company’s conclusion that the derivatives were no longer expected at inception to excessively benefit the Company as of June 30, 2008. The Staff believed that this analysis would assist in identifying the impact to the cash flows of the derivative instruments that expired during June of 2008.

Prior to this request from the Staff, the Company had not prepared the requested analysis. The Company then prepared this analysis after the Staff’s request. A summary of the results of this analysis is included in the attachment to this letter. This summary was provided and discussed with the Staff during a teleconference on December 2, 2008. The summary provides the estimated cash benefits of the derivatives after June 30, 2008, a) using the original forecasting assumptions (i.e. which would eliminate the impact of market factors subsequent to inception of the loans securitization) and, b) with the impact of the market factors subsequent to inception through June 30, 2008 and updated assumptions subsequent to June 30, 2008. In the analysis performed consequent to a) in the preceeding sentence, the derivative cash flows shown in the column denoted as “OC Rebuild” benefit NovaStar and do not benefit third part bondholders as mandated by the priority of payments specified in the legal documents at inception.

United States Securities and Exchange Commission

December 10, 2008

The second set of estimations is a summary of the analysis management used in its determination to deconsolidate the NHES 2007-1 assets and liabilities as of June 30, 2008 and contained assumptions as described in b) above. In this analysis, the derivative cashflows shown in the column entitled “OC Rebuild” do not benefit NovaStar and benefit third party bondholders due to following the priority of payments as specified in the transaction’s legal documents.

A key factor in these analyses is the loan losses expected to be incurred. The expected loss percentage for the original and updated forecasts (as of June 30, 2008) is included in the attached summary.

Excluding any impact of the market factors and conditions, the updated analysis as of June 30, 2008 provides the same conclusion as was reached at inception of this transaction regarding the excessive benefit of the derivatives as it relates to the Company.

Should you have any questions or comments regarding the information provided herein, please call me at 816.237.7532.

Sincerely,

Rodney E. Schwatken

Chief Financial Officer

Cc:	Mr. W. Lance Anderson, NFI

NFI Audit Committee

Mr. Richard T. Lippoli, Deloitte & Touche LLP

Mr. James Goettsch, Husch Blackwell Sanders LLP

NovaStar Financial, Inc.

2007-1 Securitized Loans

Future Cash Flows from Derivatives - After June 30, 2008

Estimated at Inception

	Total Hedge CF	3rd Party Benefit	OC Rebuild (A)	NFI Benefit	Total Benefit
-100	$(7,168,229.82)	$—	$—	$(7,168,229.82)	$(7,168,229.82)
Base	(1,002,236.92)	—	—	(1,002,236.92)	(1,002,236.92)
+100	5,444,890.27	—	4,445,799.22	999,091.05	5,444,890.27
+200	12,162,657.44	—	12,162,657.44	—	12,162,657.44
+300	18,853,349.04	—	18,853,349.04	—	18,853,349.04
+400	25,517,202.58	718,088.84	20,952,646.32	3,846,467.42	25,517,202.58

Expected loss rate (at inception)			6.2%

Estimated as of June 30, 2008

	Total Hedge CF	3rd Party Benefit	OC Rebuild (B)	NFI Benefit	Total Benefit
-100	$(15,805,179.75)	$—	$(15,805,179.75)	$—	$(15,805,179.75)
Base	(10,100,933.36)	—	(10,100,933.36)	—	(10,100,933.36)
+100	(4,420,004.38)	—	(4,420,004.38)	—	(4,420,004.38)
+200	1,307,150.04	—	1,307,150.04	—	1,307,150.04
+300	7,395,985.54		7,395,985.54	—	7,395,985.54
+400	Not Available in Current Model

Expected loss rate (at June 30)			23.9%

(A)	Derivative Cashflows used in OC benefit NovaStar and do not benefit third party bondholders.
(B)	Derivative Cashflows used in OC do not benefit NovaStar and benefit third party bondholders.